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U:07004864:S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2006__ AND ENDING __December 31, 2006__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rolling Hills Office Plaza, 2601 Airport Drive, Suite 290
                              (No. and Street)

Torrance   CA   90505
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Rentz   (310) 626-6275
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company

(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100   Lenexa   KS   66219
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 9 2007

FOR OFFICIAL USE ONLY
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___David Rentz___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Signature Financial Group, Inc.___ , as

of ___December 31___ , 20 __06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

_____ President _____ Title

_____ Colby Comstock _____
Notary Public

COLBY COMSTOCK
Commission # 1717173
Notary Public - California
Los Angeles County
My Comm. Expires Jan 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signature Financial Group, Inc.

**Financial Statements for the
Year Ended December 31, 2006
and Independent Auditors' Report**

SIGNATURE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Stockholders' Equity	5
Notes to Financial Statements	6-7
SUPPLEMENTAL SCHEDULE	
Schedule I – Computation of Net Capital Under Rule 15c3-1	8
Schedule II – Computation of Reserve Requirements Under Rule 15c3-3	9
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	10
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	11
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12-13

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Signature Financial Group, Inc.
Torrance, California

We have audited the accompanying balance sheet of Signature Financial Group, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Co.

February 24, 2007

SIGNATURE FINANCIAL GROUP, INC.

BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS

Cash	$	68,206
Commissions receivable		31,088
Interest receivable from stockholder		3,252
Prepaid expense		2,282
Total current assets		104,828

FIXED ASSETS

Furniture and office equipment		9,626
Accumulated depreciation		(3,496)
		6,130

OTHER NON CURRENT ASSETS

Due from stockholder		36,557
Deposit		1,101
Other		550
		38,208
	$	149,166

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses	$	38,000
Commissions payable		27,284
Income taxes payable		706
Total current liabilities		65,990

STOCKHOLDERS' EQUITY

Common stock, $.01 par value, 3,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		40,490
Retained Earnings		42,676
		83,176
	$	149,166

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commission Income	$	730,380
EXPENSES		
Commissions and salaries		691,225
Rent		15,637
Professional fees		7,613
Regulatory Agencies Registration Fees		7,955
Other		10,735
		733,165
LOSS FROM OPERATIONS		(2,785)
OTHER INCOME		
Interest income		3,734
NET INCOME BEFORE TAXES		949
INCOME TAX EXPENSE		706
NET INCOME	$	243

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net income	$	243
Add depreciation		95
Adjustments to reconcile net income to		
net cash used in operating activities		
Change in commission receivable		52,273
Change in interest receivable		238
Change in prepaid expenses		1,619
Change in accrued liabilities		5,000
Change in commissions payable		(44,364)
Change in income taxes payable		339
Cash provided by operating activities		15,443
INVESTING ACTIVITIES		
Purchase of equipment		(2,346)
Change in due from stockholder		25,510
Cash provided by investing activities		23,164
NET INCREASE IN CASH		38,607
CASH, BEGINNING OF YEAR		29,599
CASH, END OF YEAR	$	68,206

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2005	$ 10	$ 40,490	$ 42,433	$ 82,933
Net income			243	243
Balances, December 31, 2006	$ 10	$ 40,490	$ 42,676	$ 83,176

See notes to financial statements.   5

SIGNATURE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. <u>Description of Business</u> – Signature Financial Group, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Missouri Corporation that provides services primarily in the San Diego, California area. The Company changed its name in August of 2004; previously operating under the name Rentz, Christian & Company.

   b. <u>Revenue Recognition</u> – Fees from commissions and the related costs are recognized on a trade date basis.

   c. <u>Furniture and Office Equipment</u> – Furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   d. <u>Advertising Costs</u> – Advertising costs are expensed as incurred.

   e. <u>Income Taxes</u> – Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OPERATING LEASES

   The Company leases office facilities under a non-cancelable operating lease. Rental expense related to this lease approximated $15,637 for the year ended December 31, 2006. The minimum rental commitments are $23,364 in 2007.

4. INCOME TAXES

   Income tax expense for 2006 totaled $706.

   The difference between the effective tax rate and the statutory federal income tax rate of 15% results primarily from non-deductible penalties and the California state tax rate, which is included in income tax expense.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $x,xxx, which met the $5,000 requirement.

* * * * *

SIGNATURE FINANCIAL GROUP, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

NET CAPITAL

Total Stockholders' Equity	$ 83,176
Less Non-Allowed Assets	
Prepaid expense	2,282
Interest receivable from stockholder	3,252
Office equipment, net	6,130
Due from stockholder	36,557
Deposit	1,101
Income tax receivable	550
	49,872
Net Capital	$ 33,304
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 65,990
Ratio of aggregate indebtedness to net capital	1.9 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's amended fourth quarter FOCUS report	$ 33,157
Plus audit adjustment to financial statements	147
Net Capital reported above	$ 33,304

SIGNATURE FINANCIAL GROUP, INC.

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2006

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

SIGNATURE FINANCIAL GROUP, INC.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

SIGNATURE FINANCIAL GROUP, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2006

The Company is exempted under Rule 15c3-3(k)(2)(i).

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
Signature Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Signature Financial Group, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2007

END